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Pan American Silver drills new La Colorada Skarn extension with 77 metre interval containing 119 g/t Ag, 7.7% Pb and 13.62% Zn, and provides a project development update for the Skarn

Vancouver, B.C. - Nov. 10, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today provides results of 39 new La Colorada Skarn infill and step-out holes, all of which contain multiple skarn and breccia intercepts.
“The most recent infill and step-out holes contain some of the highest grade intercepts we have drilled in the La Colorada Skarn deposit to date and indicate potential for further expansion of the Mineral Resource in the future,” said Christopher Emerson, Pan American's Vice President Business Development and Geology.
The 2021 La Colorada Skarn drill program focused on infill drilling to increase confidence in the Mineral Resource, but also included step-out exploration drilling to evaluate lateral extensions. Over the first nine months of 2021, a total of 36,000 metres of infill drilling and 14,000 metres of exploration drilling have been completed. An additional 18,000 metres of drilling is planned for the remainder of 2021.
Considering the potential for expansion of the Mineral Resource and the high grades identified in some of the step-out holes, Pan American has decided to focus on further infill drilling and engineering studies, and as a result, will not be issuing the preliminary economic assessment ("PEA”) by end of 2021, as originally anticipated. The project studies will be expanded to include additional exploration of the deposit and a review of larger scale mining methods, such as sub-level caving versus long-hole open stoping. In 2022, we intend to drill 60,000 metres to increase geological confidence, follow up on the recent highest grade intercepts, and provide further geological information for the engineering studies.
Pan American is advancing infrastructure projects for the La Colorada Skarn that will provide early benefits to the existing operation, including the construction of a refrigeration plant and the excavation of a large 5.5-metre diameter 600-metre deep concrete-lined ventilation shaft. Further, the necessary permits have been received to advance a ramp access from surface to the upper region of the Skarn deposit. The initial 2.1 km of this ramp is anticipated to be parallel dual ramps, changing to a single ramp and vertical raise bores closer to the orebody. Pan American intends to develop a surface road access to the portal location and start development of the dual ramps in 2022.
Please see our website at panamericansilver.com for cross sections and plan.
Drill Highlights Include:
•S-71-21: 31.9 m of 48 g/t Ag, 0.13% Cu, 3.51% Pb and 5.23% Zn and 77.1 m of 119 g/t Ag, 0.26% Cu, 7.70% Pb and 13.62% Zn
•U-67-21: 114.6 m of 133 g/t Ag, 0.04% Cu, 3.60% Pb and 4.83% Zn, including 82.7 m of 175 g/t Ag, 0.04% Cu, 4.25% Pb and 5.76% Zn
•S-62-21: 70.3 m of 82 g/t Ag, 0.05% Cu, 4.22% Pb and 9.99% Zn, including 34.0 m of 98 g/t Ag, 0.07% Cu, 5.14% Pb and 15.18% Zn
•S-01-21: 204.5 m of 48 g/t Ag, 0.19% Cu, 3.16% Pb and 5.32% Zn
•U-05-21: 181.7 m of 60 g/t Ag, 0.13% Cu, 3.77% Pb and 4.28% Zn

PAN AMERICAN SILVER CORP. 1

•U-36-21: 96.3 m of 19 g/t Ag, 0.04% Cu, 2.43% Pb and 3.12% Zn and 89.0 m of 65 g/t Ag, 0.19% Cu, 3.29% Pb and 6.61% Zn
•S-03-A-21: 264.1 m of 60 g/t Ag, 0.23% Cu, 3.43% Pb and 6.77% Zn
•D-67-07-21: 314.1 m of 35 g/t Ag, 0.17% Cu, 1.62% Pb and 2.82% Zn
•D-67-04-21: 169.8 m of 43 g/t Ag, 0.17% Cu, 1.22% Pb and 3.08% Zn
•D-65-02-21: 208.8 m of 44 g/t Ag, 0.23% Cu, 1.81% Pb and 3.01% Zn
•D-01-02-21: 199.2 m of 44 g/t Ag, 0.21% Cu, 2.02% Pb and 3.71% Zn
•D-107-04-21: 243.1 m of 30 g/t Ag, 0.10% Cu, 1.25% Pb and 4.12% Zn
•D-107-05-21: 64.5 m of 69 g/t Ag, 0.15% Cu, 2.15% Pb and 4.73% Zn and 20.3 m of 39 g/t Ag, 0.12% Cu, 1.85% Pb and 7.08% Zn and 111.0 m of 41 g/t Ag, 0.22% Cu, 1.32% Pb and 4.32% Zn.
•Seven infill drillholes (D-67-01/02/04/05/06/07 and 08) all confirmed wide zones of continuous mineralization within the core of the La Colorada Skarn.
•Drillhole S-01-21, partially reported on May 12, 2021, now contains an additional 59 metres of mineralization. The interval now extends over a total length of 204.5 metres of 48 g/t Ag, 3.16% Pb and 5.32% Zn.
•Infill drillhole S-03-A-21 returned 264.1 metres of 60 g/t Ag, 3.43% Pb and 6.77% Zn.
•The La Colorada Skarn zone has expanded over 200 metres to the west and northwest with high-grade mineralization encountered in recent drilling. Drillholes U-05-21 with 181.7 metres of 60 g/t Ag, 3.77% Pb and 4.28% Zn and U-67-21 with 114.6 metres of 133 g/t Ag, 3.60% Pb and 4.83% Zn along with previously reported holes U-40-20, D-57-05-20 and D-57-01-19, indicate the La Colorada Skarn footprint remains open to the west.
•Drillholes S-62-21 and S-71-21 are the most easterly drilled holes to date with high grade, polymetallic skarn mineralization, which could guide future exploration. Drillhole S-71-21 contains 77.1 metres of 119 g/t Ag, 7.70% Pb and 13.62% Zn. Drillhole S-62-21 contains 70.3 metres of 82 g/t Ag, 4.22% Pb and 9.99% Zn. Both drillholes are plus 200 metre eastern step-outs to D-81-04-20 (see news release issued on May 12, 2021).
•Breccia style mineralization has been extended 150 metres to the southeast of the resource with exploration hole D-95-03-21 intercepting various (20 to 50 metre wide) mineralized zones over 400 metres in drill length.

PAN AMERICAN SILVER CORP. 2

SUMMARY OF DRILL RESULTS
The following table provides the drill results for the La Colorada Skarn deposit from May to November 2021. Previous drill results are not included in this table (see Pan American's news releases dated October 23, 2018, February 21, 2019, May 8, 2019, August 1, 2019, October 30, 2019, February 13, 2020, August 4, 2020 and May 12, 2021 for previous drill results).

Hole No.	From (m)	To (m)	Interval (m) (1)	Ag g/t	Cu%	Pb %	Zn %
D-01-01-21	1125.8	1258.6	132.8	45	0.23	1.48	2.14
D-01-02-21	1048.2	1247.4	199.2	44	0.21	2.02	3.71
incl.	1154.5	1211.5	57.0	56	0.29	2.77	4.60
D-03-01-21	856.1	892.8	36.7	33	0.06	2.04	3.11
and	924.5	969.7	45.2	31	0.12	2.53	4.61
and	1247.5	1261.2	13.7	70	0.2	0.95	3.17
and	1286.3	1305.0	18.7	66	0.09	0.56	2.66
and	1395.1	1410.2	15.1	8	0.08	0.02	8.21
D-107-04-21	1187.2	1196.6	9.4	208	0.09	5.70	17.53
and	1301.5	1544.6	243.1	30	0.10	1.25	4.12
incl.	1338.2	1401.0	62.8	32	0.14	2.48	5.24
incl.	1475.7	1519.7	44.0	53	0.11	1.03	6.70
D-107-05-21	1295.2	1359.7	64.5	69	0.15	2.15	4.73
and	1382.4	1402.7	20.3	39	0.12	1.85	7.08
and	1428.9	1539.9	111.0	41	0.22	1.32	4.32
D-107-06-21	1141.6	1146.4	4.8	79	0.13	5.53	8.95
and	1318.7	1346.2	27.5	25	0.10	2.41	4.46
D-107-07-21	1319.5	1347.9	28.4	49	0.27	3.90	6.80
and	1413	1429.4	16.4	95	0.06	1.13	4.30
and	1469.2	1527.5	58.3	34	0.13	1.35	4.64
D-17-01-21	1336.3	1348.3	12.0	24	0.16	1.23	4.33
D-17-02-21	1132.9	1154.4	21.5	23	0.12	1.48	2.40
and	1369.2	1405.3	36.1	12	0.12	1.33	2.43
D-30-15-21	888.5	893.8	5.3	56	0.14	3.73	5.77
and	916.4	959.9	43.5	59	0.54	2.79	4.79
and	1077.5	1141.2	63.7	79	0.17	3.78	7.26
incl.	1090.5	1116.3	25.8	110	0.22	7.53	12.76
D-61-01-21	1503.1	1519.4	16.3	23	0.09	2.58	3.61
D-61-02-21	1220.5	1227.7	7.2	71	0.22	5.43	6.14
D-61-03A-21	1529.8	1617.0	87.2	62	0.41	0.66	3.61
D-61-04-21	1538.8	1575.6	36.8	35	0.15	0.80	2.65
and	1611.1	1630.6	19.5	38	0.10	2.16	3.23
D-65-01-21	1015.0	1026.4	11.4	130	0.54	6.22	13.96
and	1125.4	1179.7	54.3	31	0.14	2.24	3.67
and	1216.7	1292.1	75.4	23	0.14	1.66	3.26
and	1304.0	1375.5	71.5	20	0.14	1.92	3.09

PAN AMERICAN SILVER CORP. 3

Hole No.	From (m)	To (m)	Interval (m) (1)	Ag g/t	Cu%	Pb %	Zn %
D-65-02-21	1066.9	1090.2	23.3	60	0.45	1.79	4.65
and	1116.8	1157.4	40.6	60	0.28	1.69	3.59
and	1175.5	1384.3	208.8	44	0.23	1.81	3.01
D-66-01-21	506.6	514.3	7.7	190	0.03	1.50	2.59
D-67-01-21	1165.2	1219.5	54.3	57	0.26	4.61	7.02
incl.	1165.2	1180.3	15.1	113	0.52	7.11	12.18
and	1298.7	1367.5	68.8	41	0.12	2.20	3.80
incl.	1313.7	1326.4	12.7	63	0.17	4.91	6.28
and	1492.0	1545.3	53.3	60	0.43	1.48	4.19
D-67-02-21	1411.6	1453.2	41.6	66	0.15	1.08	5.00
D-67-04-21	1228.0	1397.8	169.8	43	0.17	1.22	3.08
incl.	1263.2	1301.8	38.6	34	0.21	2.56	4.87
D-67-05-21	1080.6	1151.0	70.4	42	0.21	1.13	2.49
and	1357.1	1406.3	49.2	23	0.10	1.81	3.39
D-67-06-21	1125.2	1238.5	113.3	35	0.17	1.52	2.27
and	1264.4	1389.0	124.6	25	0.16	1.39	2.57
D-67-07-21	1093.2	1407.3	314.1	35	0.17	1.62	2.82
incl.	1120.3	1150.8	30.5	67	0.22	3.09	5.04
D-67-08-21	1101.5	1276.4	174.9	32	0.15	1.15	2.17
and	1310.5	1333.6	23.1	22	0.19	1.16	2.93
D-95-03-21	1128.2	1179.8	51.6	52	0.08	1.78	2.45
and	1202.3	1235.7	33.4	39	0.13	1.91	3.04
and	1252.6	1275.4	22.8	72	0.51	2.65	3.17
and	1563.7	1588	24.3	61	0.52	0.15	2.24
S-01-21	989.1	999.9	10.8	37	0.24	1.94	4.08
and	1049.2	1253.7	204.5	48	0.19	3.16	5.32
incl.	1126.2	1185.4	59.2	57	0.30	4.66	8.17
S-03-A-21	716.9	727.6	10.7	52	0.09	3.91	8.18
and	796.2	805.1	8.9	161	0.15	2.25	3.99
and	930.2	1194.3	264.1	60	0.23	3.43	6.77
incl.	976.2	1064.8	88.6	90	0.35	3.61	8.00
incl.	1099.2	1192.5	93.3	62	0.23	4.78	8.82
and	1206.9	1220.1	13.2	34	0.14	0.89	5.39
S-17-21	17.3	39.5	22.2	284	0.05	0.82	0.04
S-21-21	1409.4	1420.9	11.5	50	0.13	2.63	4.92
S-62-21	969.1	982.0	12.9	131	0.04	4.86	5.31
and	1051.2	1121.5	70.3	82	0.05	4.22	9.99
incl.	1080.8	1114.8	34.0	98	0.07	5.14	15.18
and	1544.2	1551.6	7.4	70	0.20	0.66	6.19
S-66-A-20	566.9	571.4	4.5	316	0.12	0.76	1.34
U-05-21	664.5	846.2	181.7	60	0.13	3.77	4.28

PAN AMERICAN SILVER CORP. 4

Hole No.	From (m)	To (m)	Interval (m) (1)	Ag g/t	Cu%	Pb %	Zn %
incl.	664.5	730.4	65.9	121	0.15	6.03	7.37
U-22-21	728.3	756.1	27.8	16	0.09	1.98	3.28
U-28-A-21	761.1	809.5	48.4	25	0.08	3.09	3.47
U-36-21	469.0	565.3	96.3	19	0.04	2.43	3.12
and	624.0	633.4	9.4	23	0.04	3.56	6.16
and	793.0	882	89.0	65	0.19	3.29	6.61
U-53-21	328.2	351.6	23.4	47	0.18	2.65	4.08
and	477.2	499.3	22.1	24	0.07	2.70	4.58
and	575.0	579.7	4.7	47	0.07	4.87	12.93
and	723.7	768.3	44.6	14	0.08	1.99	3.33
and	812.6	823.1	10.5	185	0.35	3.44	1.23
U-67-21	591.3	705.9	114.6	133	0.04	3.60	4.83
incl.	591.3	674	82.7	175	0.04	4.25	5.76
and	783.5	800	16.5	228	0.14	3.36	6.45
and	830.0	877.9	47.9	33	0.04	0.98	1.75
and	888.4	898.9	10.5	37	0.06	1.60	3.81
and	971.3	998.8	27.5	50	0.17	2.05	6.02
S-71-21	1122.3	1149.2	26.9	32	0.08	1.68	4.14
and	1165.6	1196.8	31.2	31	0.03	2.23	4.15
and	1240.7	1268.1	27.4	47	0.05	2.01	3.63
and	1418.6	1450.5	31.9	48	0.13	3.51	5.23
and	1517.2	1594.3	77.1	119	0.26	7.70	13.62
(1) True widths of the mineralized intervals are unknown at this time.
(2) No significant results were registered in drillhole S-03-21.

PAN AMERICAN SILVER CORP. 5

La Colorada Skarn - Drill Hole Collar Information

Drill Hole ID	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
S-01-21	5365.7	5404.4	2538.8	1338.7	196	-86
S-03-21	5367.9	5476.9	2556.2	598.1	212	-90
S-66-A-20	5060.5	5509.3	2511.2	863.7	305	-76
D-61-01-21	5278.8	5261.0	2564.1	662.7	142	-87
D-67-01-21	5286.5	5376.4	2555.7	680.0	290	-84
D-65-01-21	5288.6	5435.9	2556.9	535.6	178	-82
U-05-21	4845.2	5316.7	1998.5	846.2	191	-81
S-17-21	5247.3	5221.3	2563.7	1434.0	232	-89
D-61-02-21	5278.8	5261.0	2564.1	394.8	144	-86
S-21-21	5279.5	5327.5	2557.0	1453.0	172	-88
D-67-02-21	5286.5	5376.4	2555.7	258.8	303	-79
D-30-15-21	5460.6	5462.9	2555.9	405.0	291	-76
D-61-03A-21	5278.8	5261.0	2564.1	534.5	259	-74
D-107-04-21	5114.4	5573.5	2536.1	452.8	176	-81
U-22-21	4844.7	5320.2	1995.3	849.1	159	-72
D-65-02-21	5288.6	5435.9	2556.9	448.9	189	-80
D-01-01-21	5365.7	5404.4	2538.8	381.5	145	-75
S-03-A-21	5367.1	5477.5	2556.2	834.3	262	-86
D-17-01-21	5247.3	5221.3	2563.7	514.8	240	-84
D-67-04-21	5286.5	5376.4	2555.7	621.9	296	-79
U-28-A-21	4844.9	5320.5	1995.1	895.2	148	-78
D-107-05-21	5114.4	5573.5	2536.1	449.5	167	-79
D-01-02-21	5365.7	5404.4	2538.8	351.9	163	-82
D-61-04-21	5278.8	5261.0	2564.1	585.8	254	-82
D-67-05-21	5286.5	5376.4	2555.7	452.9	175	-86
D-67-06-21	5286.5	5376.4	2555.7	424.6	172	-81
D-17-02-21	5247.3	5221.3	2563.7	695.0	271	-80
D-66-01-21	5060.5	5509.3	2511.2	1067.4	214	-83
U-36-21	4844.9	5320.5	1995.1	995.7	158	-84
D-107-06-21	5114.4	5573.5	2536.1	580.4	196	-76
D-67-07-21	5286.5	5376.4	2555.7	489.7	154	-77
D-107-07-21	5114.4	5573.5	2536.1	662.3	197	-83
S-62-21	5996.9	5753.7	2554.7	1623.6	270	-89
D-95-03-21	5403.1	5126.1	2549.6	1072.7	100	-80
U-53-21	4845.0	5320.8	1995.5	910.1	147	-81
D-03-01-21	5367.1	5477.5	2556.2	1118.5	306	-80
D-67-08-21	5286.5	5376.4	2555.7	396.7	160	-84
U-67-21	4842.9	5321.4	1995.3	1035.1	255	-83

PAN AMERICAN SILVER CORP. 6

S-71-21	6004.3	5588.6	2529.3	1697.7	241	-90
Total length				29,613.0
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release, except from drillhole S-71-21, were prepared and analyzed by SGS in Durango, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper. Samples from drillhole S-71-21 provided in this press release were prepared at Actlabs, in Zacatecas, Mexico, using fire assay with gravimetric finish for gold, and acid digestion with Atomic absorption finish for silver, lead, zinc, and copper. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to SGS and Actlabs demonstrate acceptable accuracy and precision. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future Mineral Resource and Mineral Reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. SGS and Actlabs are independent from Pan American.
Mineral Resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. No Mineral Reserves have yet been estimated for the Skarn deposit.
See the Company's Annual Information Form dated February 17, 2021, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's Mineral Reserves and Resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of NI 43-101.
Pan American Silver Corp is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 27-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 7

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and other development programs at the Company’s La Colorada property, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of, any exploration programs, including the potential for expansion of the Mineral Resource in the future; the ability of the Company to complete additional Skarn project studies, including the review of alternative mining methods, and the results of any such studies; the potential generation of minerals and the quality thereof; expectations with respect to additional engineering work and Skarn infrastructure development benefitting existing operations; the ability of the Company to advance infrastructure projects, such as the dual ramp, refrigeration plant, ventilation shaft and access roads, and the timing and impact of the same; whether the Company will prepare a PEA in the future and the timing for the same.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations and projects; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the COVID-19 virus and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of Mineral Reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, Mineral Reserve and Mineral Resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, Canadian disclosure may use terms such as ''Measured Resources'', ''Indicated Resources'', and ''Inferred Resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''Reserves'' are not the same as those of the SEC, and Mineral Reserves reported by the Company in compliance with NI 43-101 may not qualify as ''Reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "Measured Resource" or "Indicated Resource" will ever be converted into a "reserve". U.S. investors should also understand that "Inferred Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "Inferred Resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "Inferred Resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.